UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MSC Industrial Direct Co., Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

553530106

(CUSIP Number of Class of Securities)

Steve Armstrong

Senior Vice President, General Counsel and Corporate Secretary

MSC Industrial Direct Co., Inc.

75 Maxess Road

Melville, New York 11747

(516) 812-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jeffrey N. Ostrager, Esq.
Raymond T. Hum, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178
(212) 696-6000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$300,000,000	$30,210

(1)	The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $300,000,000 in aggregate of up to 4,545,454 shares of Class A Common Stock, $0.001 par value, at the minimum tender offer price of $66.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,210	Filing Party: MSC Industrial Direct Co., Inc.
Form or Registration No.: Schedule TO	Date Filed: July 7, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (as it may be further amended or supplemented from time to time, the “Schedule TO”) initially filed with the Securities and Exchange Commission by MSC Industrial Direct Co., Inc., a New York corporation (“MSC”), on July 7, 2016, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with MSC’s offer to purchase for cash up to $300.0 million of shares of its Class A common stock, $0.001 par value per share (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering shareholders of not less than $66.00 and not more than $72.50 per Share, or (ii) purchase price tenders, in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 7, 2016 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. The information contained in the Offer to Purchase and Letter of Transmittal is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

This Amendment No. 1 is being filed to reflect that, on July 28, 2016, MSC completed the issuance and sale of the Senior Notes (as hereinafter defined) and that the Financing Condition (as hereinafter defined) has therefore been satisfied. Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

(1)	The third paragraph under “How many shares of Class A common stock is MSC offering to purchase?” under the section of the Offer to Purchase captioned “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions. See Sections 7 and 9.”

(2)	The paragraph under “How will MSC pay for the shares?” under the section of the Offer to Purchase captioned “Summary Term Sheet” on page 2 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The maximum aggregate purchase price for the shares purchased in the Offer will be $300.0 million. In addition, assuming that the Offer is fully subscribed, the aggregate purchase price for the shares purchased pursuant to the Purchase Agreement is anticipated to be approximately $90.0 million. We expect to fund the purchase of shares pursuant to the Offer and the Purchase Agreement with (i) proceeds from our issuance and sale of $175.0 million in aggregate principal amount of the Senior Notes (as defined in Section 9), which was completed on July 28, 2016, and (ii) the borrowing of approximately $215.0 million under the revolving credit facility that is part of the Credit Facility (as defined in Section 9). The Offer had been subject to our completion of the issuance and sale of $175.0 million in aggregate principal amount of the Senior Notes and our receipt of the proceeds therefrom (the “Financing Condition”). The Financing Condition was satisfied on July 28, 2016. See Sections 5, 7 and 9.”

(3)	The bullet points under “What are the conditions to the Offer?” under the section of the Offer to Purchase captioned “Summary Term Sheet” on page 3 of the Offer to Purchase are hereby amended by deleting the first bullet in its entirety.

(4)	The first bullet point under the first paragraph under the section of the Offer to Purchase captioned “Forward-Looking Statements” on page 11 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“•	our ability to satisfy the conditions to the Offer and to close the purchase pursuant to the Purchase Agreement;”

(5)	The sixth paragraph under the section of the Offer to Purchase captioned “Introduction” on page 13 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO A NUMBER OF OTHER TERMS AND CONDITIONS. SEE SECTIONS 7 AND 9.”

(6)	The seventh paragraph under the section of the Offer to Purchase captioned “Section 1 – Number of Shares; Purchase Price; Proration” on page 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is, however, subject to a number of other terms and conditions. See Sections 7 and 9.”

(7)	The bullet points immediately under the first paragraph under the section of the Offer to Purchase captioned “Section 7 – Conditions of the Offer” on page 28 of the Offer to Purchase is hereby amended by deleting the first bullet in its entirety.

(8)	The section of the Offer to Purchase captioned “Section 9 – Source and Amount of Funds” is hereby amended and restated in its entirety as follows:

“The maximum aggregate purchase price for the shares purchased in the Offer will be $300.0 million. In addition, assuming that the Offer is fully subscribed, the aggregate purchase price for the shares purchased pursuant to the Purchase Agreement is anticipated to be approximately $90.0 million. We expect to fund the purchase of shares pursuant to the Offer and the Purchase Agreement with (i) proceeds from our issuance and sale of $175.0 million in aggregate principal amount of the Senior Notes (as defined below) and (ii) the borrowing of approximately $215.0 million under the revolving credit facility that is part of the Credit Facility (as defined below). The Offer had been subject to the Financing Condition. The Financing Condition was satisfied on July 28, 2016.

Senior Notes. On July 28, 2016, we completed the issuance and sale of $75.0 million aggregate principal amount of our 2.65% Senior Notes, Series A, due July 28, 2023 (the “Series A Senior Notes”) and $100.0 million aggregate principal amount of our 2.90% Senior Notes, Series B, due July 28, 2026 (the “Series B Senior Notes”, and together with the Series A Senior Notes, collectively, the “Senior Notes”) in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended. We received proceeds of approximately $175.0 million from the issuance and sale of the Senior Notes. The Senior Notes were issued pursuant to a note purchase agreement, dated July 28, 2016 (the “Note Purchase Agreement”). The following summary of the material provisions of the Note Purchase Agreement and the Senior Notes does not purport to be complete and is subject to, and is qualified in its entirety by, the complete provisions of the Note Purchase Agreement and the Senior Notes, copies of which are filed as Exhibits (b)(2), (b)(3) and (b)(4) to the Schedule TO.

The Series A Senior Notes mature on July 28, 2023 and bear interest at a rate of 2.65% per annum, payable semi-annually on January 28 and July 28 of each year, commencing on January 28, 2017. The Series B Senior Notes mature on July 28, 2026 and bear interest at a rate of 2.90% per annum, payable semi-annually on January 28 and July 28 of each year, commencing on January 28, 2017. The Senior Notes are senior unsecured obligations of ours and rank equally with our borrowings under the Credit Facility. The Senior Notes are redeemable at any time subject to the payment of a make-whole amount equal to (i) the principal amount to be repaid together with the amount of interest that would have been due on such principal for the remaining term, discounted to present value at a discount rate equal to (x) the yield to maturity of a U.S. treasury security having a maturity equal to the remaining average life of the principal amount to be repaid plus (y) 50 basis points, minus (ii) the principal amount to be repaid.

The Note Purchase Agreement contains customary representations and warranties by the Company, certain of which include materiality, material adverse effect and knowledge qualifiers. The Note Purchase Agreement also contains: (i) reporting covenants, (ii) affirmative covenants requiring the Company and its subsidiaries to comply with laws, maintain their properties and adequate insurance, pay taxes, maintain their corporate existence and add as additional guarantors any subsidiaries that become additional guarantors, borrowers, co-borrowers or otherwise become liable under the Credit Facility after July 28, 2016 and (iii) negative covenants restricting the ability of the Company and its subsidiaries to incur additional indebtedness and liens, change their lines of business, make fundamental changes such as disposing of all or substantially all of their property, merging or consolidating with other companies, make investments, engage in transactions with affiliates, or enter into certain restrictive agreements. In addition, the Note Purchase Agreement contains two financial covenants: (i) the Company may not permit its consolidated leverage ratio to exceed 3:00 to 1:00 as of the last day of any fiscal quarter commencing with the third fiscal quarter of 2016 and (ii) the Company may not permit its consolidated interest coverage ratio to be less than 3:00 to 1:00 as of the last day of any fiscal quarter commencing with the third fiscal quarter of 2016.

The Note Purchase Agreement contains customary events of default including: (i) non-payment of principal, interest and the make-whole amount, (ii) default in the performance of covenants (after certain cure periods for certain covenants), (iii) any representation or warranty proving to have been incorrect in any material respect, (iv) payment default and cross-acceleration to other material indebtedness, (v) customary bankruptcy and insolvency events, (vi) ERISA defaults, (vii) material judgments, (viii) invalidity of or challenge to the enforceability of a subsidiary guaranty and (ix) change of control. If an event of default occurs and is continuing, the required holders may accelerate the payment of the Senior Notes together with accrued and unpaid interest and the make-whole amount. Acceleration will occur automatically if there is a bankruptcy or insolvency default.

Credit Facility. We currently have a $650.0 million credit facility pursuant to a credit agreement, dated as of April 22, 2013 with several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (the “Credit Facility”). The Credit Facility, which matures in April 2018, provides for a five-year unsecured revolving loan facility in an aggregate amount of $400 million and a five-year unsecured term loan facility in an aggregate amount of $250 million. As of May 28, 2016, there were $193.8 million and $40.0 million of borrowings outstanding under the term loan facility and the revolving credit facility, respectively, of which $83.8 million represents current maturities. We anticipate that we will have at least $350 million of availability under the revolving credit facility that is part of the Credit Facility at the closing of the Offer.

Borrowings under the Credit Facility bear interest, at our option, either at (i) the LIBOR (London Interbank Offered Rate) rate plus a margin ranging from 1.00% to 1.375%, based on our consolidated leverage ratio; or (ii) the greatest of (a) the administrative agent’s prime rate in effect on such day, (b) the federal funds effective rate in effect on such day, plus 0.50% and (c) the LIBOR rate that would be calculated as of such day in respect of a proposed LIBOR loan with a one-month interest period, plus 1.00%, plus, in the case of each of clauses (a) through (c), an applicable margin ranging from 0.00% to 0.375%, based on our consolidated leverage ratio. The applicable borrowing rate for us for any borrowings outstanding under the Credit Facility at May 28, 2016 was 1.45%, which represents LIBOR plus 1.00%. Based on the interest period we select, interest may be payable every one, two, three or six months. Interest is reset at the end of each interest period. Borrowings under the Credit Facility are guaranteed by certain of our subsidiaries. A copy of the Credit Facility has been filed as an exhibit to the Schedule TO and is incorporated by reference herein.”

(9)	The fifth bullet point in the list immediately below the paragraph beginning with the heading “Incorporation by Reference” under the section of the Offer to Purchase captioned “Section 10 – Certain Information Concerning the Company” on page 40 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“•	our Current Reports on Form 8-K filed with the SEC on December 17, 2015, January 21, 2016, January 25, 2016, April 1, 2016, July 6, 2016 (excluding Item 2.02 and Exhibit 99.1) and July 12, 2016.”

Item 12.      Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by renumbering Exhibit (b) as Exhibit (b)(1) and adding the following exhibits:

(b)(2)	Note Purchase Agreement, dated July 28, 2016, by and among MSC Industrial Direct Co., Inc. and the purchasers named therein.

(b)(3)	Form of Form of 2.65% Senior Note, Series A, due July 28, 2023 (included in Exhibit (b)(2)).

(b)(4)	Form of Form of 2.90% Senior Note, Series B, due July 28, 2026 (included in Exhibit (b)(2)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MSC Industrial Direct Co., Inc.

Date: July 28, 2016	By:	/s/ Rustom Jilla
		Name:	Rustom Jilla
		Title:	Executive Vice President and Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated July 7, 2016.*

(a)(1)(F)	Summary Advertisement, dated July 7, 2016.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release, dated July 6, 2016, announcing the Company’s plans to commence a tender offer (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).

(a)(5)(B)	Earnings call transcript, dated July 6, 2016 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed with the SEC on July 6, 2016 (SEC File No. 005-44935)).

(a)(5)(C)	Press release, dated July 7, 2016, announcing the commencement of the tender offer.*

(b)(1)	Credit Agreement, dated as of April 22, 2013, by and among MSC Industrial Direct Co., Inc., the several banks and other financial institutions or entities from time to time parties thereto, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 23, 2013 (SEC File No. 001-14130)).

(b)(2)	Note Purchase Agreement, dated July 28, 2016, by and among MSC Industrial Direct Co., Inc. and the purchasers named therein.

(b)(3)	Form of Form of 2.65% Senior Note, Series A, due July 28, 2023 (included in Exhibit (b)(2)).

(b)(4)	Form of Form of 2.90% Senior Note, Series B, due July 28, 2026 (included in Exhibit (b)(2)).

(c)	None.

(d)(1)	Stock Purchase Agreement, dated July 5, 2016, between MSC Industrial Direct Co., Inc. and the persons listed on Schedule I thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 6, 2016 (SEC File No. 001-14130)).

(d)(2)	Agreement for Purchase and Sale of Real Property, dated as of July 1, 2016, by and between Sit Tool Co., Inc., and Mitchmar Atlanta Properties, Inc.*

(d)(3)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Erik Gershwind (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).

(d)(4)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Douglas Jones (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on December 3, 2014 (SEC File No. 001-14130)).

(d)(5)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Steve Armstrong (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(6)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Charles Bonomo (incorporated by reference to Exhibit 10.8 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(7)	Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Kari Heerdt (incorporated by reference to Exhibit 10.9 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(8)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Christopher Davanzo (incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 9, 2015 (SEC File No. 001-14130)).

(d)(9)	Executive Incentive Compensation Recoupment Policy (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2010 (SEC File No. 001-14130)).

(d)(10)	Restricted Stock Unit Agreement awarded to David Sandler, dated October 19, 2010 (incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).

(d)(11)	Second Amended and Restated Agreement dated October 19, 2010 between the Registrant and David Sandler (incorporated by reference to Exhibit 10.02 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010 (SEC File No. 001-14130)).

(d)(12)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).

(d)(13)	MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan, as amended through November 13, 2014 (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 8, 2015 (SEC File No. 001-14130)).

(d)(14)	MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 99.01 to the Company’s Registration Statement on Form S-8 filed with the SEC on January 15, 2015 (SEC File No. 333-201522)).

(d)(15)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).

(d)(16)	Form of Restricted Stock Award under the MSC Industrial Direct Co., Inc. 2005 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 7, 2011 (SEC File No. 001-14130)).

(d)(17)	Change in Control Agreement, dated September 24, 2015 between MSC Industrial Direct Co., Inc. and Rustom Jilla (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 24, 2015).

(d)(18)	Summary of Non-Executive Directors’ Compensation (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(19)	Form of Non-Qualified Stock Option Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan(incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(20)	Form of Restricted Stock Unit Agreement under the MSC Industrial Direct Co., Inc. 2015 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2016 (SEC File No. 001-14130)).

(d)(21)	Amended and Restated Change in Control Agreement, dated December 3, 2014 between MSC Industrial Direct Co., Inc. and Gregory Polli (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(22)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and Steven Baruch (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(23)	Change in Control Agreement, dated March 31, 2016 between MSC Industrial Direct Co., Inc. and David Wright (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on April 6, 2016 (SEC File No. 001-14130)).

(d)(24)	Agreement of Lease, dated as of July 13, 1989, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(25)	First Amendment to Lease, dated as of August 10, 1996, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(26)	Second Amendment to Lease, dated as of May 7, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(27)	Third Amendment to Lease Agreement, dated as of November 11, 2003, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(28)	Fourth Amendment of Lease Agreement, dated as of March 17, 2007, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(d)(29)	Fifth Amendment of Lease Agreement, dated as of March 25, 2008, by and between Mitchmar Atlanta Properties, Inc. and Sid Tool Co., Inc. (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on April 7, 2008 (SEC File No. 001-14130)).

(g)	Not applicable.

(h)	Not applicable.

* Previously filed as exhibits to the initial Schedule TO filed on July 7, 2016.